FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, April 22, 2014.

Mr.

Eric Parrado Herrera

Superintendent of Banks and

Financial Institutions

present

Ref: Material Event

Mr. Superintendent:

Pursuant to Article 44 of the General Banking Law, and Articles 9 and 10 of Law No. 18,045, of the Securities Market, we informe you that in the Ordinary Shareholders' Meeting of Banco Santander-Chile, on April 22, 2014, we held the election of directors and alternate directors.

In the Shareholders' meeting were proclaimed elected incumbent directors Mr. Mauricio Larrain Garces, Mr. Vittorio Corbo Lioi, Mr. Oscar Von Chrismar Carvajal, Mr. Marco Colodro Hadjes, Mr. Roberto Méndez Torres, Mr. Carlos Olivos Marchant, Mrs. Lucia Santa Cruz Sutil, Mr. Lisandro Spoerer Serrano, Mr. Roberto Zahler Mayanz, Mr. Victor Arbulú Crousillat and Mr. Juan Pedro Santa María.

In the same meeting, the following alternate directors were elected, Mr. Orlando Poblete Iturrate and Mr. Raimundo Monge Zegers.

Furthermore, in accordance with those laws, it is reported that a Extraordinary Board Meeting dated April 22, 2014 was held after the Annual Shareholders Meeting above mentioned and the following appointments were agreed upon: as Chairman Mr. Vittorio Corbo Lioi, as First Vice President, Mr. Von Chrismar Oscar Carvajal as Second Vice President Mr. Roberto Méndez Torres.

Yours sincerely,

Claudio Melandri H.
Chief Executive Officer

C.c. Superintendencia de Valores y Seguros

Bolsas de Valores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: April 23, 2014